Exhibit 99.1

Sky Solar Announces Appointment of Naiwei Chen to Board of Directors

HONG KONG, July 10, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that Mr. Naiwei Chen was appointed as an independent director of the Company and a member of its nominating and corporate governance committee, effective July 7, 2017.

Mr. Naiwei Chen is a professor at Fudan University, Law School, and the executive dean of Fudan University’s Institute of Senior Lawyers.  He  also serves as  President of Shanghai FTA Intellectual Property Association, and  Vice President of Shanghai Modern Enterprise Association, China Law Association On Science & Technology, and Shanghai Intellectual Property Law Research Association.  Mr. Chen has served as an arbitrator at China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center, Hong Kong International Arbitration Center, International Chamber of Commerce International Court of Arbitration, and Court of Arbitration for Sport.  In addition, Mr. Chen is a scholar of the Overseas IP Protection Program sponsored by China’s Ministry of Commerce, and was a Fulbright visiting scholar at the University of Pennsylvania, Law School from 2001 to 2002 and a senior visiting scholar at University of Washington from 1993 to 1994.  He was the director of the Law Department and Intellectual Property Research Center of Shanghai Jiao Tong University, the vice president of the 8th and 9th general assembly of Shanghai Bar Association and a founding and senior partner of Allbright Law Offices.  Currently, Mr. Chen also serves as  an independent director of Shanghai Jiaoyun Group Co., Ltd., Shanghai Jiabao Group Co., Ltd., Spring Airlines Co,. Ltd., and Shanghai Rural Commercial Bank. Mr. Chen earned his Doctor of Jurisprudence degree from Macau University of Science and Technology.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

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SKYS Investor Relations:

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Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com